FINANCIAL SUMMARY


   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


                              FY2008 Third Quarter
                   (October 1, 2007 through December 31, 2007)




        English translation from the original Japanese-language document



















                            TOYOTA MOTOR CORPORATION

      Note: This report contains summarized and condensed financial statements prepared in accordance with accounting principles generally accepted in the United States of America.




                                BUSINESS RESULTS
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1.  Summary of Consolidated Financial Results for FY2008 Third Quarter

    Financial Results

        Consolidated vehicle sales in Japan and overseas increased by 126 thousand units, or 5.8%, to 2,281 thousand units in FY2008 third quarter (the three-month period from October 1, 2007 to December 31, 2007) compared with FY2007 third quarter (the three-month period from October 1, 2006 to December 31, 2006). Despite that the market fell below the level of FY2007 third quarter, the same level of vehicle unit sales of 541 thousand units as FY2007 third quarter was achieved in Japan in FY2008 third quarter. Meanwhile, overseas vehicle sales increased by 126 thousand units, or 7.8%, to 1,740 thousand units in FY2008 third quarter compared with FY2007 third quarter, because of sales expansion in Europe, Asia and other regions.

        As for the results of operations, net revenues increased by 563.4 billion yen, or 9.2%, to 6,709.9 billion yen in FY2008 third quarter compared with FY2007 third quarter, and operating income increased by 26.8 billion yen, or 4.7%, to 601.5 billion yen in FY2008 third quarter compared with FY2007 third quarter. Among the factors contributing to the increase in operating income totaling 140.0 billion yen were marketing efforts of 100.0 billion yen and cost reduction efforts of 40.0 billion yen. On the other hand, factors resulting in the decrease in operating income included the effect of exchange rate changes of 20.0 billion yen and the increase in expenses of 93.2 billion yen. Income before income taxes, minority interest and equity in earnings of affiliated companies increased by 36.8 billion yen, or 6.0%, to 652.7 billion yen in FY2008 third quarter compared with FY2007 third quarter. Net income increased by 31.9 billion yen, or 7.5%, to
    458.6 billion yen in FY2008 third quarter compared with FY2007 third quarter.

2.  Consolidated Financial Results for FY2008 Third Quarter by Segment

    (1) Segment Operating Results

      Automotive:
            Net revenues for the automotive operations increased by 514.7 billion yen, or 9.1%, to 6,180.4 billion yen in FY2008 third quarter compared with FY2007 third quarter, and operating income increased by
        43.7 billion yen, or 8.3%, to 567.8 billion yen in FY2008 third quarter compared with FY2007 third quarter. The increase in operating income was mainly due to increases in both production volume and vehicle units sold, as well as cost reduction efforts, partially offset by an increase in expenses.

      Financial services:
            Net revenues for the financial services operations increased by 57.4 billion yen, or 17.2%, to 391.7 billion yen in FY2008 third quarter compared with FY2007 third quarter, while operating income decreased by
        20.4 billion yen, or 49.4%, to 20.9 billion yen in FY2008 third quarter compared with FY2007 third quarter. The decrease in operating income was mainly due to the recording of valuation losses on interest rate swaps stated at fair value by sales finance subsidiary in the United States of America, in accordance with the Statement of Financial Accounting Standards (FAS) No. 133 (as amended by several guidance including FAS No.138), despite a steady increase in financing volume.

      All other:
            Net revenues for all other businesses increased by 23.1 billion yen, or 7.4%, to 333.6 billion yen in FY2008 third quarter compared with FY2007 third quarter, and operating income increased by 3.7 billion yen, or 45.2%, to 11.8 billion yen in FY2008 third quarter compared with FY2007 third quarter.


                                 Consolidated 1

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

    (2) Geographic Information

        Japan:
              Net revenues in Japan increased by 178.6 billion yen, or 4.7%, to 3,984.8 billion yen in FY2008 third quarter compared with FY2007 third quarter, and operating income increased by 5.9 billion yen, or 1.5%, to 389.4 billion yen in FY2008 third quarter compared with FY2007 third quarter. The increase in operating income was mainly due to increases in both production volume and vehicle exports, as well as cost reduction efforts, partially offset by an increase in expenses.

        North America:
              Net revenues in North America decreased by 8.3 billion yen, or 0.3%, to 2,369.8 billion yen in FY2008 third quarter compared with FY2007 third quarter, and operating income decreased by 35.5 billion yen, or 35.8%, to 63.6 billion yen in FY2008 third quarter compared with FY2007 third quarter. The decrease in operating income was mainly due to the recording of valuation losses on interest rate swaps stated at fair value by sales finance subsidiary in the United States of America, in accordance with FAS No. 133 (as amended by several guidance including FAS No.138).

        Europe:
              Net revenues in Europe increased by 99.4 billion yen, or 11.3%, to
          983.1 billion yen in FY2008 third quarter compared with FY2007 third quarter, while operating income decreased by 0.8 billion yen, or 2.2%, to 34.0 billion yen in FY2008 third quarter compared with FY2007 third quarter.

        Asia:
              Net revenues in Asia increased by 249.3 billion yen, or 44.4%,  to
          811.2 billion yen in FY2008 third quarter compared with FY2007 third quarter, and operating income increased by 36.2 billion yen, or 128.8%, to 64.3 billion yen in FY2008 third quarter compared with FY2007 third quarter. The increase in operating income was mainly due to increases in both production volume and vehicle units sold.

        Other:
              Net revenues in other regions increased by 130.1 billion yen, or 25.5%, to 641.2 billion yen in FY2008 third quarter compared with FY2007 third quarter, and operating income increased by 18.9 billion yen, or 60.9%, to 49.9 billion yen in FY2008 third quarter compared with FY2007 third quarter. The increase in operating income was mainly due to increases in both production volume and vehicle units sold.


                                 Consolidated 2

                        CONSOLIDATED PRODUCTION AND SALES

         (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


     1. Production
                                                                                                                             (Units)
     -------------------------------------------------------------------------------------------------------------------------------
                                                            FY2007 third quarter      FY2008 third quarter             Increase
                                                           (October 2006 through     (October 2007 through            (Decrease)
                                                               December 2006)             December 2007)
     -------------------------------------------------------------------------------------------------------------------------------
                                 Japan                             1,319,331                 1,358,519                     39,188
                 -------------------------------------------------------------------------------------------------------------------
                             North America                           286,220                   300,322                     14,102
                     ---------------------------------------------------------------------------------------------------------------
                                 Europe                              182,624                   182,684                         60
                     ---------------------------------------------------------------------------------------------------------------
     Vehicles (new)               Asia                               193,334                   240,854                     47,520
                     ---------------------------------------------------------------------------------------------------------------
                                 Other                               110,506                   118,758                      8,252
                 -------------------------------------------------------------------------------------------------------------------
                             Overseas total                          772,684                   842,618                     69,934
                 -------------------------------------------------------------------------------------------------------------------
                                 Total                             2,092,015                 2,201,137                    109,122
     -------------------------------------------------------------------------------------------------------------------------------
                         Houses (Japan)                                1,412                     1,271                       (141)
     -------------------------------------------------------------------------------------------------------------------------------

      Note: The total production of vehicles (new) includes 220,556 units of Daihatsu brand vehicles (including OEM production) in FY2007 third quarter, and 215,629 units in FY2008 third quarter, and 22,511 units of Hino brand vehicles in FY2007 third quarter, and 28,388 units in FY2008 third quarter.



     2. Sales (by destination)
                                                                                                                             (Units)
     -------------------------------------------------------------------------------------------------------------------------------
                                                       FY2007 third quarter      FY2008 third quarter             Increase
                                                       (October 2006 through     (October 2007 through           (Decrease)
                                                          December 2006)            December 2007)
     -------------------------------------------------------------------------------------------------------------------------------
                                 Japan                               541,541                   541,151                      (390)
                 -------------------------------------------------------------------------------------------------------------------
                             North America                           764,007                   756,145                    (7,862)
                     ---------------------------------------------------------------------------------------------------------------
                                 Europe                              306,046                   308,263                     2,217
                     ---------------------------------------------------------------------------------------------------------------
     Vehicles (new)               Asia                               204,282                   241,378                    37,096
                     ---------------------------------------------------------------------------------------------------------------
                                 Other                               339,514                   434,271                    94,757
                 -------------------------------------------------------------------------------------------------------------------
                             Overseas total                        1,613,849                 1,740,057                   126,208
                 -------------------------------------------------------------------------------------------------------------------
                                 Total                             2,155,390                 2,281,208                   125,818
     -------------------------------------------------------------------------------------------------------------------------------
                         Houses (Japan)                                1,352                     1,195                      (157)
     -------------------------------------------------------------------------------------------------------------------------------

      Note: The total sales of vehicles (new) include 182,509 units of Daihatsu brand vehicles in FY2007 third quarter, and 180,466 units in FY2008 third quarter, and 21,778 units of Hino brand vehicles in FY2007 third quarter, and 27,629 units in FY2008 third quarter.


                                 Consolidated 3

                        CONSOLIDATED STATEMENTS OF INCOME

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


                                                                                    (Amounts are rounded to the nearest million yen)
     ---------------------------------------------- -------------------------- -------------------------- --------------------------
                                                       FY2007 third quarter       FY2008 third quarter             Increase
                                                       (October 2006 through      (October 2007 through           (Decrease)
                                                          December 2006)             December 2007)
     ---------------------------------------------- -------------------------- -------------------------- --------------------------

     Net revenues :                                                6,146,584                 6,709,983                    563,399

           Sales of products                                       5,818,107                 6,325,948                    507,841

           Financing operations                                      328,477                   384,035                     55,558

     Costs and expenses :                                          5,571,795                 6,108,425                    536,630

           Cost of products sold                                   4,716,117                 5,181,582                    465,465

           Cost of financing operations                              226,448                   273,526                     47,078

           Selling, general and administrative                       629,230                   653,317                     24,087

     Operating income                                                574,789                   601,558                     26,769

     Other income (expense) :                                         41,153                    51,130                      9,977

           Interest and dividend income                               38,687                    50,775                     12,088

           Interest expense                                          (11,820)                  (10,617)                     1,203

           Other income, net                                          14,286                    10,972                     (3,314)

     Income before income taxes, minority
        interest and equity in earnings of                           615,942                   652,688                     36,746
        affiliated companies

     Provision for income taxes                                      240,214                   250,833                     10,619

     Income before minority interest and
        equity in earnings of affiliated                             375,728                   401,855                     26,127
        companies

     Minority interest in consolidated
        subsidiaries                                                 (15,094)                  (22,385)                    (7,291)

     Equity in earnings of affiliated
        companies                                                     66,137                    79,198                     13,061

     Net income                                                      426,771                   458,668                     31,897
     ---------------------------------------------- -------------------------- -------------------------- --------------------------


                                                                                                                              (Yen)
     ---------------------------------------------- -------------------------- -------------------------- --------------------------
     Net income per share - Basic                                     133.21                    144.47                      11.26
     Net income per share - Diluted                                   133.13                    144.43                      11.30
     ---------------------------------------------- -------------------------- -------------------------- --------------------------




                                 Consolidated 4

                           CONSOLIDATED BALANCE SHEETS

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)



                                                                                    (Amounts are rounded to the nearest million yen)
     --------------------------------------------- --------------------------- --------------------------- -------------------------
                                                                FY2007            FY2008 third quarter              Increase
                                                       (As of March 31, 2007)  (As of December 31, 2007)           (Decrease)
     --------------------------------------------- --------------------------- --------------------------- -------------------------
                         Assets
     Current assets :                                           11,784,123                   12,720,799                   936,676

        Cash and cash equivalents                                1,900,379                    1,688,951                  (211,428)

        Time deposits                                               26,709                      186,200                   159,491

        Marketable securities                                      435,463                      708,169                   272,706

        Trade accounts and notes receivable,                     2,023,818                    1,849,447                  (174,371)
          less allowance for doubtful accounts

        Finance receivables, net                                 4,036,363                    4,472,763                   436,400

        Other receivables                                          486,170                      503,187                    17,017

        Inventories                                              1,803,956                    2,014,097                   210,141

        Deferred income taxes                                      551,503                      577,793                    26,290

        Prepaid expenses and other current assets                  519,762                      720,192                   200,430

     Noncurrent finance receivables, net                         5,694,733                    6,347,782                   653,049

     Investments and other assets                                7,035,404                    7,043,059                     7,655

     Property, plant and equipment :                             8,060,519                    8,388,103                   327,584

        Land                                                     1,233,137                    1,262,754                    29,617

        Buildings                                                3,444,764                    3,578,401                   133,637

        Machinery and equipment                                  9,184,751                    9,538,130                   353,379

        Vehicles and equipment on operating                      3,309,337                    3,551,284                   241,947
          leases

        Construction in progress                                   349,465                      363,310                    13,845

        Less - Accumulated depreciation                         (9,460,935)                  (9,905,776)                 (444,841)
     --------------------------------------------- --------------------------- --------------------------- -------------------------
                     Total assets                               32,574,779                   34,499,743                 1,924,964
     --------------------------------------------- --------------------------- --------------------------- -------------------------


                                 Consolidated 5


   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)



                                                                                    (Amounts are rounded to the nearest million yen)
     ---------------------------------------------- --------------------------- --------------------------- ------------------------
                                                              FY2007               FY2008 third quarter            Increase
                                                      (As of March 31, 2007)     (As of December 31, 2007)        (Decrease)
     ---------------------------------------------- --------------------------- --------------------------- ------------------------
                    Liabilities
     Current liabilities :                                      11,767,170                   12,948,434                 1,181,264

        Short-term borrowings                                    3,497,391                    4,321,773                   824,382

        Current portion of long-term debt                        2,368,116                    3,102,604                   734,488

        Accounts payable                                         2,211,586                    2,020,379                  (191,207)

        Other payables                                             807,481                      733,944                   (73,537)

        Accrued expenses                                         1,668,337                    1,646,196                   (22,141)

        Income taxes payable                                       421,196                      244,025                  (177,171)

        Other current liabilities                                  793,063                      879,513                    86,450

     Long-term liabilities :                                     8,343,273                    8,378,065                    34,792

        Long-term debt                                           6,263,585                    6,207,059                   (56,526)

        Accrued pension and severance costs                        640,586                      617,617                   (22,969)

        Deferred income taxes                                    1,312,400                    1,331,518                    19,118

        Other long-term liabilities                                126,702                      221,871                    95,169

                   Total liabilities                            20,110,443                   21,326,499                 1,216,056


           Minority interest in consolidated                       628,244                      675,908                    47,664
                     subsidiaries


                 Shareholders' equity

     Common stock                                                  397,050                      397,050                         -

     Additional paid-in capital                                    497,593                      500,172                     2,579

     Retained earnings                                          11,764,713                   12,734,930                   970,217

     Accumulated other                                             701,390                      579,400                  (121,990)
         comprehensive income

     Treasury stock, at cost                                    (1,524,654)                  (1,714,216)                 (189,562)

              Total shareholders' equity                        11,836,092                   12,497,336                   661,244
     ---------------------------------------------- --------------------------- --------------------------- ------------------------
     Total liabilities and shareholders' equity                 32,574,779                   34,499,743                 1,924,964
     ---------------------------------------------- --------------------------- --------------------------- ------------------------



                                 Consolidated 6

                              SEGMENT INFORMATION

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)



1.   Segment Operating Results

(1)  FY2007 third quarter (October 2006 through December 2006)
                                                                                    (Amounts are rounded to the nearest million yen)
     -------------------------------------------------------------------------------------------------------------------------------
                                         Automotive     Financial Services       All Other       Intersegment        Consolidated
                                                                                                 Elimination
     -------------------------------------------------------------------------------------------------------------------------------
     Net revenues :
     (1)  Sales to external                5,662,470               328,477           155,637                  -           6,146,584
            customers

     (2)  Intersegment sales                   3,262                 5,848           154,908           (164,018)                  -
            and transfers

                Total                      5,665,732               334,325           310,545           (164,018)          6,146,584
     -------------------------------------------------------------------------------------------------------------------------------
     Operating expenses                    5,141,572               292,971           302,418           (165,166)          5,571,795
     -------------------------------------------------------------------------------------------------------------------------------
     Operating income                        524,160                41,354             8,127              1,148             574,789
     -------------------------------------------------------------------------------------------------------------------------------


(2)  FY2008 third quarter (October 2007 through December 2007)

     -------------------------------------------------------------------------------------------------------------------------------
                                         Automotive     Financial Services       All Other       Intersegment        Consolidated
                                                                                                 Elimination
     -------------------------------------------------------------------------------------------------------------------------------
     Net revenues :
     (1)  Sales to external                6,175,848               384,035           150,100                  -           6,709,983
            customers

     (2)  Intersegment sales                   4,635                 7,675           183,545           (195,855)                  -
            and transfers

                Total                      6,180,483               391,710           333,645           (195,855)          6,709,983
     -------------------------------------------------------------------------------------------------------------------------------
     Operating expenses                    5,612,612               370,786           321,842           (196,815)          6,108,425
     -------------------------------------------------------------------------------------------------------------------------------
     Operating income                        567,871                20,924            11,803                960             601,558
     -------------------------------------------------------------------------------------------------------------------------------



                                 Consolidated 7

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)



2.   Geographic Information

(1)  FY2007 third quarter (October 2006 through December 2006)

                                                                                    (Amounts are rounded to the nearest million yen)
     -------------------------------------------------------------------------------------------------------------------------------
                                 Japan       North America      Europe          Asia          Other     Intersegment    Consolidated
                                                                                                         Elimination
     -------------------------------------------------------------------------------------------------------------------------------
     Net revenues :
     (1)  Sales to external
            customers           2,035,097      2,322,290         833,212       502,480        453,505             -      6,146,584

     (2)  Intersegment
            sales and           1,771,120         55,863          50,476        59,438         57,621    (1,994,518)             -
            transfers

             Total              3,806,217      2,378,153         883,688       561,918        511,126    (1,994,518)     6,146,584
     -------------------------------------------------------------------------------------------------------------------------------
     Operating expenses         3,422,693      2,278,976         848,858       533,812        480,090    (1,992,634)     5,571,795
     -------------------------------------------------------------------------------------------------------------------------------
     Operating income             383,524         99,177          34,830        28,106         31,036        (1,884)       574,789
     -------------------------------------------------------------------------------------------------------------------------------




(2)  FY2008 third quarter (October 2007 through December 2007)

     -------------------------------------------------------------------------------------------------------------------------------
                                 Japan       North America      Europe          Asia          Other     Intersegment    Consolidated
                                                                                                         Elimination
     -------------------------------------------------------------------------------------------------------------------------------
     Net revenues :
     (1)  Sales to external
            customers           2,150,167      2,331,625         923,007       722,900        582,284             -      6,709,983

     (2)  Intersegment
            sales and           1,834,560         38,211          60,141        88,381         58,961    (2,080,254)             -
            transfers

             Total              3,984,727      2,369,836         983,148       811,281        641,245    (2,080,254)     6,709,983
     -------------------------------------------------------------------------------------------------------------------------------
     Operating expenses         3,595,373      2,306,196         949,070       746,985        591,314    (2,080,513)     6,108,425
     -------------------------------------------------------------------------------------------------------------------------------
     Operating income             389,354         63,640          34,078        64,296         49,931           259        601,558
     -------------------------------------------------------------------------------------------------------------------------------



                                 Consolidated 8

[REFERENCE]

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                       UNCONSOLIDATED STATEMENTS OF INCOME

                                                                        (Million yen; amounts less than one million yen are omitted)
     -------------------------------------------------------------------------------------------------------------------------------
                                                     FY2007 third quarter       FY2008 third quarter             Increase
                                                    (October 2006 through      (October 2007 through            (Decrease)
                                                        December 2006)             December 2007)
     -------------------------------------------------------------------------------------------------------------------------------
     Net sales                                                    3,036,115                  3,238,456                    202,341

     Gross profit                                                   627,038                    627,395                        357

     Operating income                                               320,460                    299,010                    (21,450)

     Ordinary income                                                483,043                    498,776                     15,733

     Income before income taxes                                     483,043                    498,776                     15,733

     Income taxes - current                                         155,400                    146,200                     (9,200)

     Income taxes - deferred                                         (6,236)                   (22,553)                   (16,317)

     Net income                                                     333,879                    375,129                     41,250
     -------------------------------------------------------------------------------------------------------------------------------



                          UNCONSOLIDATED BALANCE SHEETS


                                                                        (Million yen; amounts less than one million yen are omitted)
     -------------------------------------------------------------------------------------------------------------------------------
                                                            FY2007              FY2008 third quarter             Increase
                                                    (As of March 31, 2007)    (As of December 31, 2007)         (Decrease)
     -------------------------------------------------------------------------------------------------------------------------------
                       Assets
     Current assets                                               4,116,670                  3,848,969                   (267,701)

         Cash, deposits and trade accounts                        1,436,954                  1,207,019                   (229,935)
           receivable

         Marketable securities                                    1,011,348                    941,050                    (70,298)

         Others                                                   1,668,368                  1,700,899                     32,531


     Fixed assets                                                 6,544,498                  6,537,549                     (6,949)

      Property, plant and equipment                               1,358,160                  1,366,620                      8,460

         Buildings, machinery and equipment                         745,076                    753,882                      8,806

         Others                                                     613,083                    612,737                       (346)

      Investments and other assets                                5,186,338                  5,170,928                    (15,410)

         Investments in securities                                2,595,932                  2,535,196                    (60,736)

         Others                                                   2,590,405                  2,635,732                     45,327
     -------------------------------------------------------------------------------------------------------------------------------
                       Total                                     10,661,169                 10,386,518                   (274,651)
     -------------------------------------------------------------------------------------------------------------------------------



     -------------------------------------------------------------------------------------------------------------------------------
                                                            FY2007              FY2008 third quarter             Increase
                                                    (As of March 31, 2007)    (As of December 31, 2007)         (Decrease)
     -------------------------------------------------------------------------------------------------------------------------------
                    Liabilities
     Current liabilities                                          2,730,572                  2,376,688                   (353,884)

     Long-term liabilities                                          779,993                    592,645                   (187,348)

                                 Total liabilities                3,510,565                  2,969,333                   (541,232)


                    Net assets

     Shareholders' equity                                         6,593,724                  6,950,600                    356,876

     Valuation and translation adjustments                          555,708                    463,307                    (92,401)

     Stock acquisition rights                                         1,171                      3,276                      2,105

                                 Total net assets                 7,150,603                  7,417,184                    266,581
     -------------------------------------------------------------------------------------------------------------------------------
                       Total                                     10,661,169                 10,386,518                   (274,651)
     -------------------------------------------------------------------------------------------------------------------------------